UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2017

Commission File Number: 001-36356

Nord Anglia Education, Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Level 12, St. George’s Building

2 Ice House Street

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Special Note Regarding Forward Looking Statements

This report on Form 6-K includes statements that express our current opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Act”).  The following cautionary statements are being made pursuant to the provisions of the Act and with the intention of obtaining the benefits of the “safe harbor” provisions of the Act.  These forward looking statements can generally be identified by the use of forward-looking terminology, including the terms “believe,” “expect,” “may,” “will,” “should,” “seek,” “project,” “approximately,” “intend,” “plan,” “estimate” or “anticipate,” or, in each case, their negatives or other variations or comparable terminology.  These forward-looking statements include all matters that are not historical facts.  They appear in a number of places throughout this report and include statements regarding our intentions, beliefs or current expectations concerning among other things, anticipated school openings, our results of operations, financial condition, liquidity, growth prospects, strategies and the industry in which we operate.

By their nature, forward-looking statements relate to events that involve risks and uncertainties or that depend on circumstances that may or may not occur in the future.  We believe that these risks and uncertainties include, but are not limited to, those under “Risk Factors” in our most recent annual report on Form 20-F filed with the SEC.  These statements include, among other things, statements relating to:

•                  our future market opportunities;

•                  our goals and strategies;

•                  our competitive strengths;

•                  our future results of operations and financial condition;

•                  our future business developments; and

•                  our acquisition and expansion strategy.

Although we base these forward-looking statements on assumptions that we believe are reasonable when made, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition, liquidity, growth prospects, strategies and the development of the industry in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this quarterly report.  In addition, even if our results of operations, financial condition, liquidity, growth prospects, strategies and the development of the industry in which we operate, are consistent with the forward-looking statements contained in this report, those results or developments may not be indicative of results or developments in subsequent periods.

Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements.  Any forward-looking statement that we make in this report speaks only as of the date of such statement, and we undertake no obligation to update any forward-looking statements or to publicly announce the results of any revisions to any of those statements to reflect future events or developments.

NORD ANGLIA EDUCATION, INC.

CONDENSED CONSOLIDATED INCOME STATEMENT

(Unaudited)

(in $ millions, except share data)

	Three Months Ended November 30,
	2016	2015(1)
Revenue	261.0	244.2
Cost of sales	(163.9)	(148.1)
Gross profit	97.1	96.1

Selling, general and administrative expenses	(51.7)	(45.9)
Depreciation	(0.1)	(0.2)
Amortization	(4.6)	(4.6)
Other gains/(losses)	20.8	(0.1)
Exceptional expenses	(0.5)	(2.4)
Total expenses	(36.1)	(53.2)

Operating profit	61.0	42.9

Finance income	1.1	1.0
Finance expense	(10.0)	(3.2)
Net finance expense	(8.9)	(2.2)

Profit before income tax	52.1	40.7
Income tax expense	(12.1)	(8.4)
Profit for the period	40.0	32.3

Profit attributable to:
- Owners of the parent	39.4	31.8
- Non-controlling interest	0.6	0.5
Profit for the period	40.0	32.3

Earnings per ordinary share(2) (in dollars)
Basic	0.38	0.31
Diluted	0.38	0.31

(1) During the year ended August 31, 2016, we finalized the purchase price allocation accounting from the prior year, made voluntary presentation changes and made corrections of prior period errors, by adjusting the prior period information. The information included in this report on Form 6-K for the three months ended November 30, 2015 reflects these adjustments. For more information, see our annual report on Form 20-F filed with the SEC and our report on Form 6-K (“Prior Period Changes in Basis of Presentation and Correction of Errors”) furnished to the SEC on November 29, 2016.

(2) Earnings per ordinary share is calculated by dividing profit for the period attributable to owners of the parent by the weighted average ordinary shares outstanding for the period. For the three months ended November 30, 2016 the basic and diluted weighted average ordinary shares outstanding were 104.1 million ordinary shares and 104.3 million ordinary shares, respectively. For the three months ended November 30, 2015 the basic and diluted weighted average ordinary shares outstanding were 104.1 million ordinary shares.

NORD ANGLIA EDUCATION, INC.
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(Unaudited)
(in $ millions)

	Three Months Ended November 30,
	2016	2015
Profit for the period from continuing operations	40.0	32.3

Other comprehensive income/(loss)
Items that will not be reclassified to profit or loss:
Remeasurement of retirement benefit obligations on defined benefit pension plans	2.3	(0.7)

Items that may be subsequently reclassified to profit or loss:
Foreign exchange translation differences	(47.6)	(23.7)
Other comprehensive loss for the period, net of income tax	(45.3)	(24.4)

Total comprehensive (loss)/income for the period	(5.3)	7.9

Attributable to:
- Owners of the parent	(5.9)	7.4
- Non-controlling interest	0.6	0.5
Total comprehensive (loss)/income for the period	(5.3)	7.9

NORD ANGLIA EDUCATION, INC.
CONDENSED CONSOLIDATED BALANCE SHEET
(Unaudited)
(in $ millions)

	November 30,	August 31,
	2016	2016

Non-current assets
Property, plant and equipment	325.6	328.5
Intangible assets	1,331.9	1,365.4
Investments in joint ventures and associates	0.4	0.5
Derivative financial instruments	3.8	—
Trade and other receivables	42.7	42.0
Deferred lease expense	30.2	30.6
Deferred tax assets	77.9	79.0
	1,812.5	1,846.0

Current assets
Current tax assets	3.7	3.4
Inventories	3.4	4.3
Derivative financial instruments	2.7	—
Trade and other receivables	153.1	132.5
Deferred lease expense	1.6	1.7
Cash and cash equivalents (excluding bank overdrafts)	287.1	371.9
Assets held for sale	8.2	8.3
	459.8	522.1
Total assets	2,272.3	2,368.1

Current liabilities
Trade and other payables	(124.0)	(140.3)
Interest-bearing loans and borrowings	(54.5)	(5.0)
Finance lease liabilities	(1.2)	(1.2)
Deferred revenue	(436.8)	(550.0)
Deferred gain	(0.2)	(0.2)
Provisions for other liabilities and charges	—	(0.0)
Current tax liabilities	(13.8)	(4.5)
	(630.5)	(701.2)

Non-current liabilities
Interest-bearing loans and borrowings	(1,050.3)	(1,058.2)
Derivative financial instruments	(25.2)	(25.2)
Finance lease liabilities	(60.8)	(63.3)
Other payables	(49.0)	(49.1)
Deferred revenue	(7.8)	(8.0)
Deferred gain	(11.7)	(12.1)
Retirement benefit obligations	(41.2)	(48.9)
Deferred tax liabilities	(108.3)	(110.2)
	(1,354.3)	(1,375.0)
Total liabilities	(1,984.8)	(2,076.2)

Net assets	287.5	291.9
Equity attributable to equity holders of the parent
Share capital	1.0	1.0
Share premium	736.0	736.0
Other reserves	6.9	6.9
Currency translation reserve	(139.3)	(91.7)
Shareholders’ deficit	(321.8)	(365.7)
	282.8	286.5
Non-controlling interest	4.7	5.4
Total shareholders’ funds	287.5	291.9

NORD ANGLIA EDUCATION, INC.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(Unaudited)
(in $ millions)

	Share Capital	Share premium	Other reserves	Currency translation reserve	Shareholders’ deficit	Total Parent equity	Non- Controlling Interest	Total Equity
Balance at September 1, 2016	1.0	736.0	6.9	(91.7)	(365.7)	286.5	5.4	291.9
Total comprehensive income for the period
Profit for the period	—	—	—	—	39.4	39.4	0.6	40.0
Remeasurement of retirement benefit obligations	—	—	—	—	2.3	2.3	—	2.3
Other comprehensive loss	—	—	—	(47.6)	—	(47.6)	—	(47.6)
Total comprehensive income / (loss) for the period	—	—	—	(47.6)	41.7	(5.9)	0.6	(5.3)
Transactions with owners, recorded directly in equity
Equity-settled share based payment transactions	—	—	—	—	2.2	2.2	—	2.2
Dividends	—	—	—	—	—	—	(1.3)	(1.3)
Total contributions by and distributions to owners	—	—	—	—	2.2	2.2	(1.3)	0.9
Balance at November 30, 2016	1.0	736.0	6.9	(139.3)	(321.8)	282.8	4.7	287.5

NORD ANGLIA EDUCATION, INC.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited)
(in $ millions)

	Three Months Ended November 30,
	2016	2015

Cash used in operations	(54.5)	(41.2)
Payment of loan/bond expenses	—	(3.9)
Interest paid	(11.7)	(13.1)
Tax paid	(4.9)	(3.6)
Net cash used in operating activities	(71.1)	(61.8)

Net cash used in investing activities	(46.8)	(56.0)

Net cash (used in) / generated from financing activities	(3.6)	66.6

Net decrease in cash and cash equivalents	(121.5)	(51.2)

Cash and cash equivalents at beginning of the period	371.9	225.9

Exchange losses on cash and cash equivalents	(10.1)	(4.3)
Cash and cash equivalents at the end of the period (including overdrafts)	240.3	170.4
Bank overdrafts	46.8	76.4
Cash and cash equivalents at the end of the period (excluding overdrafts)	287.1	246.8

KEY OPERATING DATA AND SUPPLEMENTARY FINANCIAL DATA

Key Operating Data

We use the following key operating metrics to manage our schools: full-time equivalent students (“FTEs”), capacity, utilization and revenue per FTE. We monitor FTEs on a weekly basis and the other operating metrics on a monthly, quarterly and annual basis, as we believe that they are the most reliable metrics for measuring the profitability of our schools. The table below sets out our key operating data for the periods indicated:

	Three Months Ended
	November 30,
	2016	2015

Full-time equivalent students (average for the period)(1)
China	5,888	5,744
China-Bilingual	446	—
China total	6,334	5,744
Europe	6,859	6,472
Middle East	5,620	5,282
Southeast Asia	8,219	7,321
North America	9,902	9,436
Total	36,934	34,255

Capacity (average for the period)(2)
China	9,242	8,926
China-Bilingual	2,250	—
China total	11,492	8,926
Europe	9,691	8,617
Middle East	6,187	5,851
Southeast Asia	12,561	12,097
North America	14,882	13,507
Total	54,813	48,998

Utilization (average for the period)(3)
China	64%	64%
China-Bilingual	20%	—
China total	55%	64%
Europe	71%	75%
Middle East	91%	90%
Southeast Asia	65%	61%
North America	67%	70%
Total	67%	70%

Revenue per FTE (in $ thousands)(4)
China	9.2	9.6
China-Bilingual	7.4	—
China total	9.1	9.6
Europe	9.2	9.5
Middle East	4.9	4.8
Southeast Asia	4.9	4.7
North America	7.2	7.0
Total	7.0	7.1

(1)  We calculate average FTEs for a period by dividing the total number of FTEs at each calendar month end in the period by the number of calendar months in the period.

(2)  We calculate average capacity for a period as the total number of FTEs that can be accommodated in a school based on its existing classrooms at each academic calendar month divided by the number of months in such period.

(3)  We calculate utilization during a period as a percentage equal to the ratio of average FTEs for the period divided by average capacity for the period.

(4)  We calculate revenue per FTE by dividing our revenue from our schools for the period by the average FTEs for the period.

Supplementary Financial Data

The following table sets forth certain supplementary financial data for the periods indicated.

	Three Months Ended
	November 30,		% Variance
				Constant
$ millions	2016	2015	Reported	Currency
Revenue (segment)
Premium Schools
China	54.2	55.3	(2.0)%	3.5%
China-Bilingual	3.3	—	—	—
China total	57.5	55.3	4.0%	9.8%
Europe	63.0	61.8	1.9%	2.3%
Middle East	27.5	25.2	9.1%	9.3%
Southeast Asia	40.6	34.7	17.0%	15.5%
North America	71.5	66.1	8.2%	9.4%
Total Premium Schools	260.1	243.1	7.0%	8.6%
Other	0.9	1.1	(18.2)%	(8.0)%
Total Revenue	261.0	244.2	6.9%	8.5%

Adjusted EBITDA (segment)

Premium Schools
China	22.9	23.3	(1.7)%	4.2%
China-Bilingual	0.2	—	—	—
China total	23.1	23.3	(0.9)%	5.2%
Europe	14.9	14.5	2.8%	3.2%
Middle East	6.7	5.5	21.8%	22.4%
Southeast Asia	13.2	10.4	26.9%	25.7%
North America	16.4	20.1	(18.4)%	(17.7)%
Total Premium Schools	74.3	73.8	0.7%	2.8%
Other	0.0	(0.2)	(100.0)%	(100.0)%
Central and regional expenses	(11.0)	(9.4)	17.0%	21.3%
Adjusted EBITDA	63.3	64.2	(1.4)%	0.4%
Adjusted Net Income	26.0	25.9	0.4%

We use EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted Earnings per Ordinary Share as supplemental financial measures of our operating performance. We define EBITDA as profit for the period plus income tax expense, net financing expense, exceptional items, other losses/(gains), impairment of goodwill, amortization and depreciation, and we define Adjusted EBITDA as EBITDA adjusted for the items set forth in the table below. We define Adjusted Net Income as Adjusted EBITDA adjusted for the items in the table below.  We define Adjusted Earnings per Ordinary share as Adjusted Net Income divided by the weighted average ordinary shares outstanding for the period. EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted Earnings per Ordinary Share are not standard measures under IFRS. These measures should not be considered in isolation or construed as alternatives to cash flows, net income, earnings per ordinary share or any other measure of financial performance or as indicators of our operating performance, liquidity, profitability or cash flows generated by operating, investing or financing activities. We may incur expenses similar to the adjustments in this presentation in the future and certain of these items could be recurring. EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted Earnings per Ordinary Share presented herein may not be comparable to similarly titled measures presented by other companies.

Reconciliation of EBITDA, Adjusted EBITDA, Adjusted Net Income and Adjusted EPS

	Three Months Ended
(Unaudited)	November 30,
$ millions	2016	2015

Profit for the period	40.0	32.3
Income tax expense	12.1	8.4
Net financing expense	8.9	2.2
Exceptional items(1)	0.5	2.4
Other (gains)/losses(2)	(20.8)	0.1
Amortization	4.6	4.6
Depreciation	0.1	0.2
Depreciation in Cost of Sales	11.8	11.8
EBITDA	57.2	62.0

Gain on disposal of property, plant and equipment	(0.0)	(0.0)
Share based payments(3)	2.2	1.6
Greenfield pre-opening costs(4)	1.5	0.3
China Bilingual team establishment	0.3	—
Rollout of Juilliard Program(5)	0.6	0.3
Rollout of MIT collaboration(6)	0.4	—
Global Campus Expedition Facility(7)	0.4	—
SOX implementation	0.5	—
Other	0.2	—
Adjusted EBITDA	63.3	64.2

Depreciation	(11.9)	(12.0)
Net Financing Expense	(8.9)	(2.2)
Financing Expense Adjustments(8)	(7.0)	(14.0)
Income Tax Expense	(12.1)	(8.4)
Tax Adjustments(9)	3.2	(1.2)
Non-Controlling Interest	(0.6)	(0.5)
Adjusted Net Income	26.0	25.9

Adjusted earnings per ordinary share(10) (in $)
Basic	0.25	0.25
Diluted	0.25	0.25

(1)  Exceptional expenses primarily relate to the acquisition of schools, including associated transaction and integration costs.
(2) Represents the fair value gains and losses on our cross currency swaps, various put/call options, embedded lease derivatives at our Chicago South Loop school and the British International School of Houston and unrealized foreign exchange movements on our intercompany balances.

(3)  Represents non-cash charges associated with share based payments to members of management.

(4)  Includes the pre-opening costs associated with the opening of new campuses in Abu Dhabi, Hong Kong, Bangkok and China Bilingual.

(5) Represents the costs associated with the development of dance and drama curricula as part of The Juilliard-Nord Anglia Performing Arts Program.

(6) Represents the costs associated with the roll-out of the MIT collaboration, which we launched in 10 schools in September 2016.

(7) Represents the final costs associated with the establishment of a new leadership expedition facility in Switzerland as part of Global Campus.

(8) Adjustment for unrealized foreign exchange gain arising from the revaluation of the CHF200.0 million senior secured notes to US dollar.

(9)  Represents the tax impact associated with the exclusion of certain costs including exceptional items and amortization in calculating Adjusted Net Income. The effective tax rate for the year used in calculating the tax impact is 25.1%, which is the estimated effective tax rate for fiscal 2016 excluding unrealized FX gains.

(10)  Earnings per ordinary share is calculated by dividing profit for the period attributable to owners of the parent by the weighted average ordinary shares outstanding for the period. For the three months ended November 30, 2016 the basic and diluted weighted average ordinary shares outstanding were 104.1 million ordinary shares and 104.3 million ordinary shares, respectively. For the three months ended November 30, 2015 the basic and diluted weighted average ordinary shares outstanding were 104.1 million ordinary shares.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our unaudited consolidated financial statements as of and for the three months ended November 30, 2016 included elsewhere in this Form 6-K.  Our consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).  Our historical operating results for the three months ended November 30, 2016 are not necessarily indicative of our results for the fiscal year ending August 31, 2017 or any future fiscal period. This discussion contains forward-looking statements relating to events that involve risks and uncertainties. Actual results could differ materially from those projected in forward-looking statements. See “Special Note Regarding Forward Looking Statements.”

Overview

We believe we are the world’s leading operator of premium international schools. We teach over 37,000 students, from kindergarten through the end of secondary school (“K-12”), at our 43 premium schools in China, Europe, the Middle East, South East Asia and North America. As of January 23, 2017, we had 37,202 FTEs and capacity of 54,813 seats, representing a utilization rate of 68%.

Recent Developments

In December 2016, we successfully repriced our term loan facility and revolving credit facility. The term loans under our amended senior secured credit facilities bear interest based on LIBOR (subject to a 1.00% interest rate floor) plus a margin of 3.50% per annum, reduced from a margin of 3.75% or 4.00% per annum if the total net leverage ratio is greater than 4.0x.  The revolving loans under our amended senior secured credit facilities bear interest at LIBOR plus a margin ranging from 2.25% to 3.25% per annum (currently 3.00%) depending on our total net leverage ratio, reduced from a margin of 2.75% to 3.75% per annum.

Results of Operations

The following table sets forth income statement data as a percentage of revenue for the three months ended November 30, 2016 and November 30, 2015:

	Three Months Ended November 30,
	2016		2015
	$ millions	% Revenue	$ millions	% Revenue
Revenue	261.0	100.0	244.2	100.0
Cost of sales	(163.9)	(62.8)	(148.1)	(60.6)
Gross profit	97.1	37.2	96.1	39.4
Selling, general and administrative expenses	(51.7)	(19.8)	(45.9)	(18.8)
Depreciation	(0.1)	(0.0)	(0.2)	(0.1)
Amortization	(4.6)	(1.8)	(4.6)	(1.9)
Other gains/(losses)	20.8	8.0	(0.1)	(0.0)
Exceptional items	(0.5)	(0.2)	(2.4)	(1.0)
Total expenses	(36.1)	(13.8)	(53.2)	(21.8)
Operating profit	61.0	23.4	42.9	17.6

Finance income	1.1	0.4	1.0	0.4
Finance expense	(10.0)	(3.8)	(3.2)	(1.3)
Net financing expense	(8.9)	(3.4)	(2.2)	(0.9)

Profit before tax	52.1	20.0	40.7	16.7
Income tax expense	(12.1)	(4.6)	(8.4)	(3.4)
Profit after income tax	40.0	15.3	32.3	13.2
Adjusted EBITDA	63.3	24.3	64.2	26.3
Adjusted Net Income	26.0	10.0	25.9	10.6

Three months ended November 30, 2016 compared to three months ended November 30, 2015

Revenue

Revenue increased $16.8 million, or 6.9% (8.5% on a constant currency basis), from $244.2 million for the three months ended November 30, 2015 to $261.0 million for the three months ended November 30, 2016.  The increase was primarily due to higher revenues from our premium schools, partly offset by the impact of the strengthening US dollar on our premium schools revenue and a decrease in other revenue.

Revenue from our premium schools increased 7.0% (8.6% on a constant currency basis) from $243.1 million in the three months ended November 30, 2015 to $260.1 million in the three months ended November 30, 2016.  This increase was primarily due to increases in FTEs and tuition fees, including the impact of the new bilingual school we opened in Shanghai in September 2016.

Other revenue decreased from $1.1 million in the three months ended November 30, 2015 to $0.9 million in the three months ended November 30, 2016.

Cost of Sales

Cost of sales increased $15.8 million, or 10.7% (12.2% on a constant currency basis), from $148.1 million for the three months ended November 30, 2015 to $163.9 million for the three months ended November 30, 2016.  The increase was primarily due to direct costs associated with increased FTEs across our schools and the additional rent from the new campus opened in September 2016 for the British School of Houston, the new bilingual school opened in September 2016 in Shanghai and the impact of the additional rent following the sale and leaseback of three schools in North America in the third quarter of fiscal 2016.

Gross Profit

Gross profit increased $1.0 million, or 1.0% (2.8% on a constant currency basis), from $96.1 million for the three months ended November 30, 2015 to $97.1 million for the three months ended November 30, 2016, resulting in a gross profit margin of 37.2% for the three months ended November 30, 2016 compared to 39.4% for the three months ended November 30, 2015.  The reduction in gross profit margin for the three months ended November 30, 2016 was primarily due to the additional rent included in cost of sales from the sale and leaseback and the new school openings in September 2016, partially offset by tuition fee increases in excess of cost inflation and increased FTEs within our schools.

Selling, General and Administrative Expenses (“SGA”)

SGA expenses increased $5.8 million, or 12.6%, from $45.9 million for the three months ended November 30, 2015 to $51.7 million for the three months ended November 30, 2016.  SGA expenses as a percentage of revenue increased from 18.8% for the three months ended November 30, 2015 to 19.8% for the three months ended November 30, 2016, mainly due to the new schools opened in September 2016, greenfield school pre-opening costs in Abu Dhabi, Bangkok and Hong Kong, Global Campus related costs, Sarbanes-Oxley project costs and non-cash charges associated with share based payments to members of management in the three months ended November 30, 2016.

Depreciation & Amortization Expenses

Depreciation expense was $0.1 million for the three months ended November 30, 2016, a decrease of $0.1 million from $0.2 million for the three months ended November 30, 2015.

Amortization expense on intangible assets totalled $4.6 million for the three months ended November 30, 2016, unchanged from the three months ended November 30, 2015.

Other Gains/(Losses) and Exceptional Items

Other gains increased by $20.9 million from a loss of $0.1 million for the three months ended November 30, 2015 to a gain of $20.8 million for the three months ended November 30, 2016.  In the three months ended November 30, 2016, other gains included $14.2 million of non-cash foreign exchange gains on intercompany balances and $6.6 million non-cash gains on financial assets including an $8.2 million gain on the cross currency swaps offset by a $1.6 million loss on embedded lease derivatives. In the three months ended November 30, 2015, other gains included $0.9 million of non-cash foreign exchange gains on intercompany balances and a $1.0 million loss on embedded lease derivatives and other options.

Exceptional expense was $0.5 million for the three months ended November 30, 2016 compared to $2.4 million for the three months ended November 30, 2015. In both periods, exceptional expense related primarily to the costs associated with acquiring or integrating schools.

Net Financing Expense

Net financing expense increased by $6.7 million from $2.2 million for the three months ended November 30, 2015 to $8.9 million for the three months ended November 30, 2016 due primarily to an unrealized gain of $7.0 million for the three months ended November 30, 2016 compared to an unrealized gain of $14.0 million for the three months ended November 30, 2015 on the revaluation of the CHF 200.0 million bonds.

Income Tax Expense

We recorded an income tax expense of $12.1 million for the three months ended November 30, 2016, compared to $8.4 million for the three months ended in November 30, 2015.

Profit for the Period

As a result of the foregoing, our profit for the period attributable to the owners of the parent increased by $7.6 million from $31.8 million for the three months ended November, 2015 to $39.4 million for the three months ended November 30, 2016.

Adjusted EBITDA

Adjusted EBITDA decreased by $0.9 million, or 1.4% (a 0.4% increase on a constant currency basis), from $64.2 million for the three months ended November 30, 2015 to $63.3 million for the three months ended November 30, 2016. Adjusted EBITDA includes $4.9 million of additional rent for the new campus opened in Houston and the sale and leaseback.

Adjusted Net Income

Adjusted net income increased by $0.1 million from $25.9 million for the three months ended November 30, 2015 to $26.0 million for the three months ended November 30, 2016.

Liquidity and capital resources

Our on-going operations require the availability of cash to service debt, fund working capital needs, fund maintenance and capacity-expansion capital expenditure and expenses associated with the acquisition of schools (if any).

The following table sets forth certain information relating to our cash flows:

	Three Months Ended November 30,
$ millions	2016	2015
Net cash used in operating activities	(71.1)	(61.8)
Net cash used in investing activities	(46.8)	(56.0)
Net cash (used in) / generated from financing activities	(3.6)	66.6
Cash and cash equivalents at the end of period (including overdrafts)	240.3	170.4
Bank overdrafts	46.8	76.4
Cash and cash equivalents at the end of period (excluding overdrafts)	287.1	246.8

Net Cash used in Operating Activities

Cash used in operating activities was $71.1 million for the three months ended November 30, 2016, compared to $61.8 million for the three months ended November 30, 2015.  Cash used in operations increased by $13.3 million from $41.2 million for the three months ended November 30, 2015 to $54.5 million for the three months ended November 30, 2016. Interest paid decreased from $13.1 million to $11.7 million and tax paid increased from $3.6 million to $4.9 million for the three months ended November 30, 2015 and November 30, 2016, respectively.  The reduction in interest paid for the three months ended November 30, 2016 was primarily from our revolving credit facility remaining undrawn compared to a drawn balance of $71.0 million in the three months ended November 30, 2015  The outflows were in line with Company expectations.

Net Cash used in Investing Activities

Cash used in investing activities was $46.8 million for the three months ended November 30, 2016 compared to $56.0 million used in investing activities for the three months ended November 30, 2015. The outflow for the three months ended November 30, 2016 includes $13.5 million deferred consideration for our schools in Vietnam and Cambodia and $24.1 million of capital expenditure in relation to the new Houston campus, the new China bilingual school in Shanghai and general maintenance capital expenditure. The outflow for the three months ended November 30, 2015 was due primarily to the $27.9 million final deferred payment for the Meritas acquisition and $28.7 million of capital expenditure.

Net Cash (used in) / generated from Financing Activities

Cash used in financing activities was $3.6 million for the three months ended November 30, 2016 compared to cash generated from financing activities of $66.6 million for the three months ended November 30, 2015. The outflow for the three months ended November 30, 2016 was due to repayment of borrowings of $2.3 million and the payment of dividends of $1.3 million. The inflow for the three months ended November 30, 2015 was primarily due to net drawings on the revolving credit facility of $71.0 million.

Debt

The following table sets forth our outstanding long-term debt as of the dates indicated.

$ millions	November 30, 2016	August 31, 2016

Bank Overdraft	46.8	—
Term Loan B	865.2	866.6
CHF Bond	188.5	195.2
CHF Bond interest	4.3	1.4
Total debt	1,104.8	1,063.2
Less current maturities	(54.5)	(5.0)
Long-term debt	1,050.3	1,058.2

In December 2016, we successfully repriced our term loan facility and revolving credit facility. The term loans under our amended and restated senior secured credit facilities bear interest based on LIBOR (subject to a 1.00% interest rate floor) plus a margin percentage of 3.50% per annum. Revolving loans bear interest at LIBOR plus a margin ranging from 2.25% to 3.25% per annum (currently 3.00%) depending on our total net leverage ratio as set forth below:

Total Net Leverage Ratio	Applicable Margin
> 4.50:1.00	3.25%
< 4.50:1.00	3.00%
> 3.50:1.00
< 3.50:1.00	2.75%
> 3.00:1.00
< 3.00:1.00	2.50%
> 2.50:1.00
< 2.50:1.00	2.25%

In March 2016, we entered into six separate cross currency swaps totalling $210.0 million notional value maturing on August 31, 2017, August 31, 2018 and August 31, 2019, each with an embedded FX option that limits the potential gains on final exchange. Under each contract, we swapped a USD floating rate liability under our term loans for a RMB or euro fixed interest rate liability with an obligation to pay a fixed rate on the RMB or euro equivalent amount. At maturity there is also the payment of principal amounts between currencies.

On June 25, 2015, we issued CHF200.0 million in aggregate principal amount of 5.750% senior secured notes due 2022. The issuer of the notes and the borrower under the senior secured credit facilities is a U.S. domestic limited liability company wholly owned by us. The notes and the borrowings under our senior secured credit facilities are guaranteed by us and certain of our subsidiaries and are secured by collateral primarily consisting of share pledges and security interests in assets of certain subsidiaries. The collateral is shared between holders of the notes and lenders under our senior secured credit facilities on an equal and ratable basis.

At any time prior to July 15, 2018, we may, subject to certain exceptions, on any one or more occasions, redeem up to 35% of the aggregate principal amount of the notes at a redemption price of 105.750 % of their principal amount, plus accrued and unpaid interest to the redemption date, with the net proceeds of certain equity offerings.

At any time prior to July 15, 2018, we may, on any one or more occasions, at our option redeem all or part of the notes, at a redemption price equal to 100% of the principal amount of the notes, plus an applicable redemption premium and accrued and unpaid interest to the redemption date.

At any time on or after July 15, 2018 and prior to maturity, we may on any one or more occasions at our option redeem all or part of the notes, subject to certain conditions, at the redemption prices set forth below, plus accrued and unpaid interest to the redemption date.

Year	Redemption Price
2018	102.875%
2019	101.438%
2020 and thereafter	100.000%

We may redeem all, but not less than all, of the notes at a redemption price equal to 100% of the principal amount of the notes outstanding plus accrued and unpaid interest upon the occurrence of certain changes in applicable tax law.

For purposes of the indenture governing the notes, the below sets forth the calculations of our “Consolidated EBITDA” and “Consolidated Interest Expense” (each as defined in the indenture) for the four quarters ended November 30, 2016, after giving effect on a pro forma basis to acquisitions and related financings:

$ millions	Twelve Months Ended November 30, 2016

Adjusted EBITDA	206.5
Interest Income	2.4
Consolidated EBITDA	208.9
Full year impact of the sale and leaseback(1)	(6.1)
Consolidated EBITDA (adjusted for the full year impact of acquisitions and sale and leaseback)	202.8
Consolidated Interest Expense	58.7

(1) Incorporates the full twelve-month pro forma impact of the sale and lease back transactions as though they had occurred on December 1, 2015.

Our senior secured credit facilities and the indenture governing the notes contain a number of covenants that, among other things and subject to certain exceptions, may restrict our ability to:

•                  incur additional debt;

•                  pay dividends or make other distributions or repurchase or redeem our shares;

•                  make investments; sell assets, including capital stock of subsidiaries;

•                  enter into agreements restricting our subsidiaries’ ability to pay dividends;

•                  consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•                  enter into sale and leaseback transactions;

•                  enter into transactions with our affiliates; and

•                  incur liens.

In addition, the credit agreement requires us to maintain a pro forma net leverage ratio of not greater than 5.25:1.00 if the sum of our (i) revolving loans and (ii) letter of credit/bank guarantee usage in excess of $20.0 million exceeds 30% of our aggregate revolving commitments.

The credit agreement and indenture also contain customary events of default and the credit agreement contains customary affirmative covenants.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nord Anglia Education, Inc.

By:	/s/ Graeme Halder
	Name:	Graeme Halder
	Title:	Director and Chief Financial Officer

Date: January 24, 2017